Exhibit 99.1

Corporación América Airports S.A. Reports October 2023 Passenger Traffic

Total passenger traffic up 14.5% YoY and 1.2% above pre-pandemic levels

All countries except Brazil above October 2019 levels

Aircraft movements 1.9% above October 2019

LUXEMBOURG--(BUSINESS WIRE)--November 21, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 14.5% year-on-year (YoY) increase in passenger traffic in October 2023, surpassing October 2019 levels by 1.2%.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Oct'23	Oct'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	4,043	3,470	16.5%	37,899	30,935	22.5%
International Passengers (thousands)	2,587	2,151	20.3%	23,859	17,498	36.4%
Transit Passengers (thousands)	582	676	-14.0%	5,880	5,122	14.8%
Total Passengers (thousands)	7,212	6,297	14.5%	67,638	53,554	26.3%
Cargo Volume (thousand tons)	33.1	30.7	7.9%	301.7	281.3	7.3%
Total Aircraft Movements (thousands)	74.0	67.6	9.4%	713.9	605.4	17.9%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Oct'23	Oct'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	4,043	4,035	0.2%	37,899	39,498	-4.0%
International Passengers (thousands)	2,587	2,378	8.8%	23,859	23,968	-0.5%
Transit Passengers (thousands)	582	717	-18.8%	5,880	6,915	-15.0%
Total Passengers (thousands)	7,212	7,130	1.2%	67,638	70,381	-3.9%
Cargo Volume (thousand tons)	33.1	38.8	-14.7%	301.7	348.9	-13.5%
Total Aircraft Movements (thousands)	74.0	72.6	1.9%	713.9	717.9	-0.6%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 14.5% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 101.2% of October 2019 levels, up from the 98.9% posted in September, with all countries except Brazil above pre-pandemic. International passenger traffic surpassed pre-pandemic levels of October 2019 by 8.8%, while domestic traffic also improved versus the prior month slightly exceeding October 2019 levels.

In Argentina, total passenger traffic continued to recover in October, increasing by 18.7% year-over-year (YoY) and surpassing pre-pandemic volumes by 10.4%. Domestic traffic was 18.3% higher than the levels in October 2019 and benefited from a government program to boost domestic tourism. International passenger traffic also continued to recover, reaching 96.0% of pre-pandemic levels, up from the 90.7% recorded in September.

In Italy, passenger traffic grew by 21.6% compared to the same month in 2022 and surpassed pre-pandemic levels for the fourth consecutive month, increasing by 6.4% compared to October 2019, up from the 1.6% recorded in September. International passenger traffic, which accounted for 80% of the total traffic, was 7.9% above October 2019 levels, while domestic passenger traffic surpassed pre-pandemic levels by 1.3%. Although domestic traffic is still below pre-pandemic levels at Pisa airport, both airports exceeded October 2019 overall traffic volumes.

In Brazil, total passenger traffic increased slightly by 0.1% YoY, reaching 84.5% of October 2019 levels, down from the 92.9% recorded in September. Domestic traffic, which accounted for almost two-thirds of the total traffic, reached 86.5% of pre-pandemic levels, while transit passengers stood at 79.9% of October 2019 levels, a decrease from the 87.5% recorded in September. Traffic in Brazil remained impacted by financial and aircraft constraints in some local airlines.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 28.6% YoY, surpassing pre-pandemic levels for the first time, at 107.4% of October 2019 levels, up from 94.5% recorded in September.

In Ecuador, passenger traffic increased 0.5% YoY and surpassed pre-pandemic volumes by 9.0%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 11.5% and 5.5%, respectively.

In Armenia, passenger traffic continued its solid recovery trend, increasing by 29.1% YoY and surpassing the pre-pandemic levels of October 2019 by 62.5%.

Cargo Volume and Aircraft Movements

Cargo volume increased 7.9% YoY and reached 85.3% of October 2019 levels, or 86.3% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Ecuador were above pre-pandemic levels, whereas Italy stood at 93.1%, Argentina at 78.8%, Uruguay at 86.0%, and Brazil at 83.1%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 9.4% YoY and surpassed October 2019 levels by 1.9%, or 5.6% when adjusting for the discontinuation of operations in Peru. All the countries of operations, except Ecuador and Brazil, exceeded October 2019 pre-pandemic levels.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)

	Oct'23	Oct'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,917	3,300	18.7%	35,927	27,249	31.8%
Italy	823	677	21.6%	7,191	5,827	23.4%
Brazil	1,415	1,414	0.1%	14,185	12,818	10.7%
Uruguay	179	139	28.6%	1,597	1,145	39.5%
Ecuador	394	392	0.5%	4,067	3,508	15.9%
Armenia	485	375	29.1%	4,672	3,008	55.3%
TOTAL	7,212	6,297	14.5%	67,638	53,554	26.3%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	17,501	15,722	11.3%	156,066	150,439	3.7%
Italy	1,170	1,258	-7.0%	10,649	12,348	-13.8%
Brazil	5,936	5,281	12.4%	54,366	46,511	16.9%
Uruguay(2)	2,324	2,572	-9.6%	25,667	26,770	-4.1%
Ecuador	2,775	2,951	-6.0%	27,106	28,178	-3.8%
Armenia	3,366	2,870	17.3%	27,840	17,051	63.3%
TOTAL	33,070	30,653	7.9%	301,694	281,297	7.3%
Aircraft Movements
Argentina	40,560	35,745	13.5%	383,594	312,404	22.8%
Italy	7,794	6,695	16.4%	68,246	60,187	13.4%
Brazil	13,015	12,640	3.0%	132,419	118,080	12.1%
Uruguay	2,637	2,466	6.9%	25,780	22,005	17.2%
Ecuador	6,130	6,464	-5.2%	65,818	64,009	2.8%
Armenia	3,846	3,634	5.8%	38,066	28,755	32.4%
TOTAL	73,982	67,644	9.4%	713,923	605,440	17.9%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)

	Oct'23	Oct'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,917	3,548	10.4%	35,927	36,307	-1.0%
Italy	823	773	6.4%	7,191	7,204	-0.2%
Brazil	1,415	1,675	-15.5%	14,185	15,622	-9.2%
Uruguay	179	167	7.4%	1,597	1,831	-12.8%
Ecuador	394	361	9.0%	4,067	3,744	8.6%
Armenia	485	298	62.5%	4,672	2,723	71.6%
Peru		309	-	-	2,951	-
TOTAL	7,212	7,130	1.2%	67,638	70,381	-3.9%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	17,501	22,211	-21.2%	156,066	186,588	-16.4%
Italy	1,170	1,256	-6.9%	10,649	10,823	-1.6%
Brazil	5,936	7,140	-16.9%	54,366	75,501	-28.0%
Uruguay(2)	2,324	2,702	-14.0%	25,667	23,685	8.4%
Ecuador	2,775	2,707	2.5%	27,106	32,067	-15.5%
Armenia	3,366	2,295	46.7%	27,840	15,991	74.1%
Peru	-	446	-	-	4,217	-
TOTAL	33,070	38,757	-14.7%	301,694	348,873	-13.5%
Aircraft Movements
Argentina	40,560	36,582	10.9%	383,594	374,646	2.4%
Italy	7,794	7,315	6.5%	68,246	68,829	-0.8%
Brazil	13,015	14,047	-7.3%	132,419	133,336	-0.7%
Uruguay	2,637	2,083	26.6%	25,780	24,208	6.5%
Ecuador	6,130	7,449	-17.7%	65,818	68,407	-3.8%
Armenia	3,846	2,598	48.0%	38,066	23,022	65.3%
Peru	-	2,514	-	-	25,451	-
TOTAL	73,982	72,588	1.9%	713,923	717,899	-0.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716